UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




FORM 11-K
1  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1999

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from               to

Commission File No:   0-16882

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


THE COMMERCE GROUP, INC. 401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


THE COMMERCE GROUP, INC.
211 Main Street
Webster, MA  01570

TABLE OF CONTENTS

                                                                    Page

Report of Independent
Auditors......................................................        1

Financial Statements:
  Statement of Net Assets Available for Benefits as of
    December 31, 1999 ........................................        2
  Statement of Net Assets Available for Benefits as of
    December 31, 1998 ........................................        3
  Statement of Changes in Net Assets Available for Benefits
    for the Year ended December 31, 1999 ....................         4
  Statement of Changes in Net Assets Available for Benefits
    for the Period from September 1, 1998 (Date of Inception)
    through December 31, 1998................................         5
  Notes to Financial  Statements .............................        6

Supplemental Schedules as of and for the Period Ended December 31, 1999:
  Line 27a  -  Schedule of Assets Held for Investment Purposes..     10
  Line 27d  -  Schedule of Reportable Transactions..............     11

Consent of Independent Auditors.................................     12

Signatures .....................................................     13

REPORT OF INDEPENDENT AUDITORS


The Benefits Committee
The Commerce Group, Inc.

We have audited the accompanying statements of net assets available for benefits of The Commerce Group, Inc. 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and for the period from September 1, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 and the period September 1, 1998 (date of inception) through December 31, 1998, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.
The Fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 26, 2000

The Commerce Group, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits
December 31, 1999

                                                                                   Common
                                                                                   Stock of         Mutual
                                                                                   Employer         Funds
Assets:
  Investments, at fair value
    Merrill Lynch Funds:
        Commerce Group, Inc. Common Stock Fund
            (cost:  $238,920) ...............................................     $ 237,017
        Retirement Preservation Trust (cost:  $272,023) ....................
        Corporate Bond Fund (cost:  $464,461) ..............................                      $  447,424
        Capital Fund (cost:  $120,790) .....................................                         113,846
        Basic Value Fund  (cost:  $502,800) ................................                         492,702
        Global Allocation Fund (cost:  $103,002) ...........................                         103,938
        S & P 500 Index Fund (cost:  $371,014) .............................                         417,318
    MFS Massachusetts Investors Growth Stock Fund
           (cost:  $633,682)................................................                         771,229
    GAM International Fund (cost:  $400,493)................................                         471,736
    Lord Abbett Developing Growth Fund  (cost:  $616,727)...................                         820,321
  Cash......................................................................
  Accrued investment income.................................................

             Net assets available for benefits...............................     $ 237,017      $ 3,638,514
















The accompanying notes are an integral part of these financial statements.

2A

The Commerce Group, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits
December 31, 1999

                                                           Common                      Cash and Accrued
                                                          Collective     Contribution     Investment
                                                           Trust         Receivable         Income        Total
Assets:
  Investments, at fair value
    Merrill Lynch Funds:
        Commerce Group, Inc. Common Stock Fund
           (cost:  $238,920)...........................                      $ 1,560                    $  238,577
        Retirement Preservation Trust
           (cost:  $272,023)...........................   $  272,023           2,111                       274,134
        Corporate Bond Fund (cost:  $464,461)..........                        3,709                       451,133
        Capital Fund (cost:  $120,790).................                          859                       114,705
        Basic Value Fund  (cost:  $502,800)............                        3,767                       496,469
        Global Allocation Fund
           (cost:  $103,002)...........................                          841                       104,779
        S & P 500 Index Fund (cost:  $371,014).........                        2,812                       420,130
    MFS Massachusetts Investors Growth Stock Fund
           (cost:  $633,682)...........................                        4,627                       775,856
    GAM International Fund (cost:  $400,493)...........                        3,415                       475,151
    Lord Abbett Developing Growth Fund
          cost:  $616,727).............................                        5,341                       825,662
  Cash.................................................                                       $18,579       18,579
  Accrued investment income............................                                           895          895

             Net assets available for benefits.........   $  272,023         $29,042         $ 19,474   $4,196,070
















The accompanying notes are an integral part of these financial statements.

2B


The Commerce Group, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits
December 31, 1998

                                                                                Common
                                                                                Stock of          Mutual
                                                                                Employer         Funds
Assets:
  Investments, at fair value
    Merrill Lynch Funds:
        Commerce Group, Inc. Common Stock Fund
             (cost:  $72,765).........................................        $  84,556
        Retirement Preservation Trust (cost:  $59,901).
        Corporate Bond Fund (cost:  $124,232).........................                           $123,885
        Capital Fund (cost:  $43,220).................................                             44,767
        Basic Value Fund  (cost:  $112,262)...........................                            117,424
        Global Allocation Fund (cost:  $24,421).......................                             23,873
        S & P 500 Index Fund (cost:  $76,032).........................                             82,701
    MFS Massachusetts Investors Growth Stock Fund
             (cost:  $167,276)........................................                            182,462
    GAM International Fund (cost:  $119,359)..........................                            124,842
    Lord Abbett Developing Growth Fund
            (cost:  $170,744).........................................                            205,467
  Cash................................................................
  Accrued investment income...........................................

             Net assets available for benefits........................        $  84,556          $905,421











The accompanying notes are an integral part of these financial statements.

3A

The Commerce Group, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits
December 31, 1998

<capion>
                                                        Common                            Cash and Accrued
                                                      Collective     Contribution        Investment
                                                        Trust         Receivable           Income           Total
Assets:

  Investments, at fair value
    Merrill Lynch Funds:
        Commerce Group, Inc. Common
            Stock Fund (cost:  $72,765)...........                     $   2,911                             $  87,467
        Retirement Preservation Trust
             (cost:  $59,901).....................    $  59,901            5,119                                65,020
        Corporate Bond Fund
             (cost:  $124,232)....................                         8,855                               132,740
        Capital Fund (cost:  $43,220).............                         2,420                                47,187
        Basic Value Fund
            (cost:  $112,262).....................                         8,190                               125,614
        Global Allocation Fund
            (cost:  $24,421)......................                         1,947                                25,820
        S & P 500 Index Fund
            (cost:  $76,032)......................                         5,128                                87,829
    MFS Massachusetts Investors Growth
            Stock Fund (cost:  $167,276)..........                        10,939                               193,401
    GAM International Fund
            (cost:  $119,359).....................                         8,644                               133,486
    Lord Abbett Developing Growth Fund
            (cost:  $170,744).....................                        11,914                               217,381
  Cash............................................                                         $ 3,692               3,692
  Accrued investment income.......................                                             204                 204

             Net assets available for benefits...   $  59,901          $  66,067           $ 3,896          $1,119,841



The accompanying notes are an integral part of these financial statements.

3B

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year ended December 31, 1999


                                                                                        Merrill Lynch Funds

                                           Commerce
                                          Group, Inc.     Retirement          Corporate
                                         Common Stock     Preservation          Bond          Capital
                                              Fund          Trust               Fund           Fund
Additions to net assets
  attributed to:
    Dividends.........................    $   6,896        $  8,716           $  17,185      $ 11,676
    Net realized investment
       gains (losses).................         (645)            -                  (649)         (422)
    Net appreciation
     (depreciation) in fair
      value of investments............      (13,694)            -               (16,690)       (8,491)
    Other additions...................          -               -                   -             -
                                             (7,443)          8,716                (154)        2,763
    Participant contributions.........      139,993         182,544             290,642        72,109

     Total additions..................      132,550         191,260             290,488        74,872

Deductions  to net assets
  attributed to:
    Benefits paid to participants.....        4,779          10,256               9,170         1,715

      Net increase before
           transfers..................      127,771         181,004             281,318        73,157

Transfers between funds at
    participants' election, net.......       13,143          (8,847)             16,847        (7,655)
Transfers from other plans............       10,196          36,957              20,228         2,016
      Net increase....................      151,110         209,114             318,393        67,518

Net assets available for
     benefits at beginning
     of period........................       87,467          65,020             132,740        47,187
Net assets available for
    benefits at end of period.........    $ 238,577       $ 274,134           $ 451,133     $ 114,705




The accompanying notes are an integral part of these financial statements.

4A

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year ended December 31, 1999


                                                           Merrill Lynch Funds
                                                                                             MFS
                                                                                       Massachusetts
                                                        Global        S & P 500           Investors
                                      Basic Value      Allocation       Index           Growth Stock
                                          Fund           Fund           Fund               Fund
Additions to net assets
  attributed to:
    Dividends......................    $  36,467       $ 11,920         $  8,298        $ 56,617
    Net realized investment
       gains (losses)..............        1,445            164              499           5,316
    Net appreciation
       (depreciation) in fair
        value of investments.......      (15,260)         1,484           39,635         122,361
    Other additions................          -              -              3,013             -
                                          22,652         13,568           51,445         184,294
    Participant contributions......      287,727         60,215          238,516         372,404

     Total additions...............      310,379         73,783          289,961         556,698

Deductions  to net assets
  attributed to:
    Benefits paid to
       participants................        7,691          1,619            3,363          22,170

      Net increase before
        transfers .................      302,688         72,164          286,598         534,528

Transfers between funds at
  participants' election,net.......       23,209          6,795           18,740          (9,382)
Transfers from other plans.........       44,958            -             26,963          57,309
      Net increase.................       70,855         78,959          332,301         582,455

Net assets available for benefits
    at beginning of period.........      125,614         25,820           87,829         193,401
Net assets available for
    benefits at end of period......    $ 496,469       $104,779        $ 420,130        $775,856




The accompanying notes are an integral part of these financial statements.

4B

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year ended December 31, 1999


                                                                    Lord Abbett         Cash
                                                 GAM                Developing         and Accrued
                                              International           Growth           Investment
                                                 Fund                 Fund              Income              Total
Additions to net assets
  attributed to:
    Dividends..............................    $     -              $  19,523            $   691          $  177,989
    Net realized investment
       gains (losses)......................       (2,580)               8,902                -                12,030
    Net appreciation (deprecia-
      tion) in fair value of
      investments ........................        65,760              168,871                -               343,976
    Other additions.......................           -                      7                -                 3,020
                                                  63,180              197,303                691             537,015
    Participant contributions.............       280,771              403,697                -             2,328,618

     Total additions......................       343,951              601,000                691           2,865,633

Deductions  to net assets
  attributed to:
    Benefits paid to participants.........        16,113               18,479            (14,712)             80,643

      Net increase before
           transfers .....................       327,838              582,521             15,403           2,784,990

Transfers between funds at
    participants' election, net ..........       (26,882)             (25,968)               -                   -
Transfers from other plans................        40,709               51,728                175             291,239
      Net increase........................       341,665              608,281             15,578           3,076,229

Net assets available for benefits
    at beginning of period................        133,486             217,381              3,896           1,119,841
Net assets available for
    benefits at end of period.............     $  475,151           $ 825,662            $19,474        $  4,196,070










The accompanying notes are an integral part of these financial statements.

4C


The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Period from September 1, 1998 through December 31, 1998


                                                                               Merrill Lynch Funds

                                            Commerce
                                           Group, Inc.        Retirement         Corporate
                                           Common Stock     Preservation           Bond          Capital
                                              Fund               Trust              Fund          Fund
Additions to net assets
  attributed to:
    Dividends..........................    $   581            $    677           $    994        $    736
    Net realized investment
        gains (losses).................         15                 -                   (1)           -
    Net appreciation
      (depreciation) in fair
       value of investments............     11,791                 -                 (347)          1,547
                                            12,387                 677                646           2,283
    Participant contributions..........     44,360             155,275             81,847          27,295

     Total additions...................     56,747             155,952             82,493          29,578

Deductions  to net assets
  attributed to:
    Benefits paid to participants......         94                  45                131             -

      Net increase before
           transfers....................    56,653             155,907             82,362          29,578

Transfers between funds at
    participants' election, net.........     5,440             (95,590)            27,600             -
Transfers from other plans..............    25,374               4,703             22,778          17,609
      Net increase......................    87,467              65,020            132,740          47,187

Net assets available for
     benefits at beginning
     of period.......................          -                   -                  -               -
Net assets available for
    benefits at end of period........     $ 87,467           $  65,020           $132,740        $ 47,187






The accompanying notes are an integral part of these financial statements.

5A

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Period from September 1, 1998 through December 31, 1998


                                                Merrill Lynch Funds
                                                                                                     MFS
                                                                                                 Massachusetts
                                                              Global            S & P 500          Investors
                                         Basic Value         Allocation         Index           Growth Stock
                                            Fund              Fund              Fund               Fund
Additions to net assets
  attributed to:
    Dividends........................   $   1,587          $  1,944           $   3,060          $  12,855
    Net realized investment
        gains (losses)...............          24                (2)                 24                 43
    Net appreciation
     (depreciation) in fair
      value of investments...........       5,162              (548)              6,669             15,186
                                            6,773             1,394               9,753             28,084
    Participant contributions........      85,145            23,677              63,288             98,847

     Total additions.................      91,918            25,071              73,041            126,931

Deductions  to net assets
  attributed to:
    Benefits paid to
       participants..................         238               -                   269                168

      Net increase before
           transfers.................      91,680            25,071              72,772            126,763

Transfers between funds at
    participants' election, net......      15,128               (40)                288             15,721
Transfers from other plans...........      18,806               789              14,769             50,917
      Net increase...................     125,614            25,820              87,829            193,401

Net assets available for
      benefits at beginning
      of period........................       -                  -                  -                  -
Net assets available for
    benefits at end of period..........  $125,614          $  25,820          $  87,829          $ 193,401





The accompanying notes are an integral part of these financial statements.

5B

The Commerce Group, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Period from September 1, 1998 through December 31, 1998



                                                              Lord Abbett         Cash
                                         GAM                  Developing       and Accrued
                                     International            Growth             Investment
                                         Fund                  Fund               Income             Total
Additions to net assets
  attributed to:
    Dividends.......................    $      -            $      -            $   204              $  22,638
    Net realized investment
       gains (losses)...............             3                 534              -                      640
    Net appreciation
      (depreciation) in
      fair value of
      investments....................        5,483              34,723              -                   79,666
                                             5,486              35,257              204                102,944
    Participant
      contributions..................       92,362             146,679              -                  818,775

     Total additions.................       97,848             181,936              204                921,719

Deductions  to net assets
  attributed to:
    Benefits paid to
     participants.....................         141                 278             (292)                 1,072

      Net increase before
           transfers.................       97,707             181,658              496                920,647

Transfers between funds
     at participants'
     election, net...................       15,389              16,064              -                      -
Transfers from other
     plans...........................       20,390              19,659            3,400                199,194
      Net increase...................      133,486             217,381            3,896              1,119,841

Net assets available for
    benefits at beginning
    of period........................          -                   -                -                      -
Net assets available
     for benefits at end of period...    $ 133,486          $  217,381         $  3,896             $1,119,841

The accompanying notes are an integral part of these financial statements.

5C

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1999

NOTE A - Description of Plan

1.   General

The Commerce Group, Inc. 401(k) Plan (the "Plan") was adopted by The Commerce Group, Inc. (the "Company") effective September 1, 1998. It is subject to many of the reporting and disclosure, minimum coverage, vesting, fiduciary responsibility and civil enforcement provisions of the Employee Retirement Income Security Act of 1974. The Plan is a voluntary retirement savings account which allows each participant to direct the investment of their account balances among options which include money market funds and mutual funds, one of which consists entirely of the common stock of the Company. The Plan may be amended and/or terminated by the Company at any time; however, no such event may adversely affect the rights of Participants in the Plan with respect to contributions made prior to the date of such event. All administrative expenses of the Plan are paid for by the Company.

2.  Investment Options Available to Plan Participants

The Company has a Trust Agreement with Merrill Lynch Trust Co., FSB ("Merrill Lynch") as Trustee, providing for the management, investment and reinvestment of Plan assets. The investment options available to Plan Participants are as follows:

a. Commerce Group, Inc. Common Stock Fund - The fund invests in the common stock of the Company.
b. Merrill Lynch Retirement Preservation Trust - Seeks to provide preservation of capital, liquidity and current income levels that are typically higher than those by money market funds.
c. Merrill Lynch Corporate Bond Fund - Seeks a high level of current income and as a secondary objective, the fund seeks capital appreciation.
d. Merrill Lynch Capital Fund - Seeks the highest total investment return consistent with prudent risk through a fully managed investment policy in equity, fixed income and convertible securities.
e. Merrill Lynch Basic Value Fund - Seeks capital appreciation and secondary income by investing primarily in large cap equities that appear to be undervalued.
f. Merrill Lynch Global Allocation Fund - Seeks high total investment return utilizing U.S. and foreign equity, fixed income and money market securities. The investment approach provides the fund with the opportunity to benefit from anticipated shifts in the relative performance of different types of securities and different markets.
g. Merrill Lynch S&P 500 Index Fund - The fund is a passive mutual fund which invests in the largest 500 U.S. publicly traded companies.
h. MFS Massachusetts Investors Growth Stock Fund - Seeks long-term growth of capital through companies believed to have better than average long-term growth potential. Emphasis is placed on high-quality companies with characteristics such as: strong management, history of consistent long-term earnings growth and market leadership.
i. GAM International Fund - Seeks long-term capital appreciation primarily in equity securities in foreign countries, focusing on Canada, the United Kingdom, continental Europe and the Pacific
Basin.
j. Lord Abbett Developing Growth Fund - Seeks to provide long-term capital appreciation by primarily investing in the stocks of small companies with above average long-term rates, strong management, undervalued assets and companies with exciting prospects.

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 1999

3.  Eligibility

Employees of the Company become eligible to participate in the Plan after (1) three months of service with the Company, and, (2) upon attaining 18 years of age (changed from 21 years of age effective December 31, 1998). Employees cease to be eligible to participate in the Plan upon termination of their employment with the Company.

4.  Contributions

Eligible employees may contribute a portion of their pay to the Plan on a tax deferred basis, so that the eligible employee is not taxed on the money they contribute until funds are distributed. Eligible employees are allowed to contribute from 1% up to a maximum of 15% of their covered compensation, subject to annual maximum limits imposed by the Internal Revenue Service. Eligible employees may also contribute up to 100% of their pretax cash bonus which they may be eligible to receive twice yearly or the same percentage as is applied to their regular pay, also subject to a maximum dollar amount on all contributions allowable by the Internal Revenue Code. Eligible employees may also make rollover contributions under the Plan from another qualified plan or an individual retirement account.

5.  Vesting

Because participants' account balances consist solely of amounts they have deferred from their own compensation (and the investment income derived therefrom) participating employees are 100% vested in their accounts at all times.

6.  Distributions

Participating employees may withdraw funds from the Plan prior to retirement only in the circumstance of a demonstrated financial hardship. Upon termination of employment for reasons other than death, disability or retirement, former participants may also request an eligible rollover distribution.

7.  Federal Income Tax Status

The trust established under the Plan is qualified under Section 401(a) of the Internal Revenue Code and intends to continue as a qualified trust. The Plan received a favorable determination letter from the Internal Revenue Service dated August 4, 1999. The Plan Administrator continues to believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

8.  Risks and Uncertainties

The Plan provides for various investment options in registered investment companies. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 1999

Note B - Significant Accounting Policies

1.  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis. All expenses associated with the administration of the Plan, with the exception of the charge for partial or total distribution from a participating employee's account, are paid directly by the Company and accordingly, are not reflected in the accompanying statements.

2.  Valuation of Investments

The Plan's investments, including the common stock of the Company, are stated at fair value, based on quoted market prices. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at December 31, 1998 and 1999. The Merrill Lynch Retirement Preservation Trust is valued at cost which approximates fair value.

3.  Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - Investments

Accumulated unrealized gains at December 31, 1999 and 1998 and at September 1, 1998 and the net increase in unrealized gains in 1998 and 1999 were as follows:

       Unrealized gains at September 1, 1998.......     $             0
       Unrealized gains at December 31, 1998......               79,666
              Net increase in unrealized gains....      $        79,666

       Unrealized gains at December 31, 1998.......     $       79,666
       Unrealized gains at December 31, 1999.......            423,642
             Net increase in unrealized gains.....      $      343,976

The proceeds from sales of investments, the cost of investments sold and net realized investment gains determined on an average cost basis were as follows:

                                     Proceeds        Cost of             Net Realized
                                      From          Investments           Investment
                                      Sales           Sold                Gains(Losses)
Year ended December 31, 1999

    Common stock of employer.....    $    6,662     $    7,307            $    (645)
    Common/Collective trust......        43,811         43,811                    0
    Mutual funds.................       222,497         209,822              12,675
               Total.............    $  272,970     $   260,940           $  12,030

Period ended December 31, 1998

    Common stock of employer......   $       94     $        79           $      15
    Common/Collective trust.......      106,876         106,876                   0
    Mutual funds..................        7,478           6,853                 625
                Total.............   $  114,448      $  113,808           $     640

8

THE COMMERCE GROUP, INC. 401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 1999

Note D - American Commerce Insurance Company 401(k) Plan

On January 29, 1999, the Company, in a joint venture with AAA Southern New England, acquired Automobile Club Insurance Company, whose name was changed to American Commerce Insurance Company ("American Commerce") upon completion of the acquisition.

American Commerce maintains a separate 401(k) plan for the benefit of substantially all of its employees. Subsequent to December 31, 1999, the Directors of American Commerce voted to merge the American Commerce 401(k) plan with the Company's Plan on January 1, 2001.


Note E - Year 2000 Compliance (unaudited)

The year 2000 issue existed primarily because most computer programs were originally coded to recognize only the last two digits in the date field. If not addressed and corrected, many systems could have failed and produced erroneous results. The impact of this could have lead to a material adverse impact upon the Plan. As a result, considerable effort took place to assess the impact and determine whether to replace and/or reprogram the systems in order for the systems to distinguish the intended year. The Company initiated the Century Change project to address all internal/external systems, software, third parties and vendors, including those that impacted the Plan, in dealing with year 2000 compliance.

The Century Change project, enlisted both a redeployment of internal resources and additional external consultant resources, involved the development of a formal plan to address the Year 2000 problem and progressed in accordance with that plan. The Company's plan, which was designed to avoid any material adverse business production issues, organized corporate systems into four sub-categories: Data Exchange, AS400 Systems/Programs, PC Applications and PC Based Vendor Purchased Application Software. Different sub-plans were established for each category with the same Year 2000 objective in mind. Internal changes were completed in accordance with specified delivery dates as outlined in the plan. No processing problems have been encountered to date during the year 2000, regarding these computer programs.

The Company reviewed the Century Change status of vendors who performed outside processing, those whose software the Company used for internal processing and those third parties with whom the Company did significant business. Accordingly, the Company recognized that year 2000 non-compliance could materially adversely affect the Company and the Plan. As a result, the Company contacted all significant related third parties in an effort to determine year 2000 compliance. This program included sending out questionnaires to our major business partners, regarding their year 2000 readiness. Based on the responses received, the Company did not anticipate any material impact on its operations or financial condition. Merrill Lynch indicated to the Plan, that the system that supports the Plan was fully renovated, completed production testing and underwent certification testing. While the Company took what it believed to be appropriate safeguards, there could be no assurances that the failure of third parties to be year 2000 compliant would not have a material adverse impact on the Plan. During 2000, no processing problems have been encountered to-date with services or products provided by third parties which impact the Plan.

The Company's Executive Committee, as well as the Plan, reviewed issues dealing with identifying possible year 2000 worst case scenarios and developed contingency plans to respond to the likelihood of these scenarios. Contingency plans were developed, where deemed appropriate, for all material systems and relationships of the Plan. No problems (worst case or otherwise) have been encountered during the year 2000, and it has not been necessary to activate any contingency plans.

THE COMMERCE GROUP, INC. 401(k) PLAN
EIN NO.:  04-2599931      Plan No:  002
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1999



                                                    Units/                               Current
               Investments                          Shares              Cost              Value
Merrill Lynch Funds:
Commerce Group, Inc. Common Stock Fund.......        9,072         $ 238,920           $   237,017
Retirement Preservation Trust................      272,023           272,023               272,023
Corporate Bond Fund..........................       40,898           464,461               447,424
Capital Fund.................................        3,557           120,790               113,846
Basic Value Fund.............................       12,945           502,800               492,702
Global Allocation Fund.......................        7,419           103,002               103,938
S & P 500 Index Fund.........................       23,159           371,014               417,318
MFS Massachusetts Investors Growth Stock Fund..       37,935           633,682               771,229
GAM International Fund.........................       14,668           400,493               471,736
Lord Abbett Developing Growth Fund.............       40,094           616,727               820,321
              Total Investments.................     461,770        $3,723,912           $ 4,147,554

THE COMMERCE GROUP, INC. 401(k) PLAN
EIN NO.:  04-2599931      Plan No:  002
Line 27d - Schedule of Reportable Transactions
For the Year ended December 31, 1999



                                                    Purchases                        Dispositions
                                          Number of                       Number of                     Gain
                                         Units/Shares       Cost         Units/Shares     Proceeds     (Loss)
Type II: Series of security transactions in excess
    of 5% of plan assets:
Commerce Group, Inc.
Common Stock Fund..................       6,967         173,641           280           6,662        (645)
Retirement Preservation Trust........     242,183         242,183        30,061           30,061          0
Corporate Bond Fund..................      32,069         360,835         1,757           19,628       (649)
Capital Fund.........................       2,567          88,358           304           10,033       (422)
Basic Value Fund.....................      10,359         410,098           500           20,675      1,445
Global Allocation Fund...............       5,728          81,278           175            2,485       164
S & P 500 Index Fund.................      18,147         300,948           378            6,233       499
MFS Massachusetts Investors
Growth Stock Fund..................      29,114         509,144          2,647          48,055      5,316
GAM International Fund...............      12,693         340,947          2,189          57,232     (2,580)
Lord Abbett Developing
Growth Fund.......................      30,104         495,237          3,300         58,156      8,902

There were no type I, III, or IV reportable transactions for the year ended December 31, 1999.

CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-62367) pertaining to The Commerce Group, Inc. 401(k) Plan of our report dated June 26, 2000, with respect to the financial statements and schedules of The Commerce Group, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.






Boston, Massachusetts
June 26, 2000

SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 26, 2000


                            THE COMMERCE GROUP, INC. 401(k) PLAN

                            By
                                     (Randall V. Becker)
                              Treasurer and Chief Accounting Officer